January 20, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Global Indemnity plc

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-34809

Dear Mr. Rosenberg:

On behalf of Global Indemnity plc (the “Company”), I am providing the following responses to the comments made in the Staff’s letter dated December 23, 2014 regarding the Company’s Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended December 31, 2013, filed on March 14, 2014. To assist in your review, the text of the comment is repeated below with the Company’s response immediately following.

Report of Independent Registered Public Accounting Firm, page 89

1.	Include the name of the auditor on the auditor’s report.

In response to the Staff’s comment, prospectively, the Company will ensure that the name of the Company’s auditor, PricewaterhouseCoopers LLP, is included on the Report of Independent Registered Public Accounting Firm in the Company’s Form 10-K.

Notes to Consolidated Financial Statements

20. Statutory Financial Information, page 141

2.	Please revise to address the following:

•	If you did not significantly exceed all of the requirements you disclose on page 142 for your U.S. insurance subsidiaries, include the disclosure required by ASC 944-505-50-1b.

Provide similar information for Wind River Reinsurance, as applicable.

In response to the Staff’s comment, the Company reviewed the disclosure required by ASC 944-505-50-1b. For your information, both the U.S. insurance subsidiaries’ and Global Indemnity

Three Bala Plaza East  |  Suite 300  |  Bala Cynwyd, PA 19004  |  P: 610.664.1500  |  F: 610.660.8882  |  www.globalindemnity.ie

January 20, 2015

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Reinsurance’s1 statutory capital and surplus significantly exceeded the minimum statutory capital and surplus necessary to satisfy regulatory requirements. As of December 31, 2013, the Company’s total adjusted capital exceeded the “Company Action Level”, as described on page 142 of the Company’s Form 10-K, on a weighted average basis by 227% for its U.S. insurance subsidiaries. As of December 31, 2013, Global Indemnity Reinsurance is required to meet a minimum solvency margin which they exceeded by approximately 19 times the minimum requirement. As such, additional disclosure under ASC 944-505-50-1b is not applicable.

•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Global Indemnity plc to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

The Company acknowledges that disclosing the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Global Indemnity plc is appropriate according to Rule 4-08(e)(1) of Regulation S-X. The Company believes that this disclosure would be more appropriate in the Company’s Shareholders’ Equity note.

In response to the Staff’s comment, prospectively, the Company will add the following disclosure to its Shareholders’ Equity note to the consolidated financial statements in the Company’s Form 10-K:

The ability of Global Indemnity plc to pay dividends is subject to Irish regulations. Under Irish law, dividends and distributions may only be made from distributable reserves. As of December 31, 2013, the Company’s distributable reserves were $931.5 million.

Since the Company is a holding company and has no direct operations, its ability to pay dividends depends, in part, on the ability of its subsidiaries to pay dividends. Global Indemnity Reinsurance and the U.S. insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See note 20 for additional information regarding dividend limitations imposed on Global Indemnity Reinsurance and the U.S. insurance subsidiaries.

[1]	Wind River Reinsurance Company changed its name to Global Indemnity Reinsurance Company, Ltd. effective June 10, 2014. The Company’s filings with the Securities and Exchange Commission since June 10, 2014, have, where applicable, reflected this name change.

January 20, 2015

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•	Disclose the amount of statutory net income or loss and statutory capital and surplus of Wind River Reinsurance for each period. Refer to Rule 7.03(a)(23)(c) of Regulation S-X and ASC 944-505-50-1a.

In response to the Staff’s comment, the following disclosure will be added prospectively to the Company’s Statutory Financial Information note in Form 10-K:

The following is selected information for Global Indemnity Reinsurance, net of intercompany eliminations, where applicable, as determined in accordance with the Bermuda Insurance Act 1978:

	Years Ended December 31,
(Dollars in thousands)	2013	2012	2011
Statutory capital and surplus, as of end of period	$913,401	$844,696	$788,420
Statutory net income (loss)	31,697	21,955	(63,429)

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

The Company’s disclosure with respect to prescribed or permitted statutory accounting practices complies with the requirements of ASC 944-505-50-2 through 50-6. Specifically, the Company confirms that none of its reinsurance or insurance subsidiaries have any prescribed or permitted statutory accounting practices that meet the disclosure criteria in ASC 944-505-50-2 through 50-6 for any of the periods presented in the Company’s 2013 Form 10-K. As such, no additional disclosures under ASC 944-505-50-2 through 50-6 are applicable.

The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

January 20, 2015

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Please do not hesitate to call the undersigned at (610) 664-1500 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Thomas M. McGeehan

Thomas M. McGeehan

cc:	Cynthia Y. Valko, Global Indemnity plc